SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Information about ENACOM´s Resolution N° 64/16.

Item 1

FREE TRANSLATION FOR IMMEDIATE RELEASE Buenos Aires, February 18 th, 2016

Securities & Exchange Commission

Dear Sirs,

RE.: Information about ENACOM’s Resolution N° 64/16.

I am writing to you as Chairman of Telecom Argentina S.A. (‘Telecom Argentina’ or the ‘Company’) following our letter dated October 25, 2014, through which Telecom Argentina informed that Telecom Italia S.p.A (‘Telecom Italia’),the indirect controlling shareholder of Telecom Argentina, had accepted an offer of Fintech Group (‘Fintech’) to amend and restate the original agreement signed on November 13, 2013, regarding the acquisition by Fintech of the total shareholding in Telecom Argentina, that Telecom Italia and its controlled company Telecom Italia International, N.V. had at that time through Sofora Telecomunicaciones SA (‘Sofora’) and Nortel Inversora S.A.

On October 15, 2015, we informed that the Argentine Federal Authority for Information Technology and Communications (“AFTIC”) had resolved to refuse the authorization for the transfer to Fintech of the controlling shareholding that Telecom Italia owns in Sofora.

On February 17th, 2016 Telecom Argentina was notified about Resolution N° 64/16 issued by the National Authority for Communications (“ENACOM”), which partially accepts the reconsideration appeal submitted, among other parties by the Company, against the above mentioned AFTIC resolution.

The resolution N° 64/16 of ENACOM provides that this agency will continue to analyze the transfer transaction of the Sofora shares that belong to Telecom Italia Group to Fintech Group, under the current legal framework, particularly Article 13 of Decree N° 267/15.

ENACOM Resolution N° 64/16 is available on http://www.cnv.gob.ar.

Sincerely,

Telecom Argentina S.A.

/s/ Oscar C. Cristianci
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	February 19th, 2016	By:	/s/ Oscar C. Cristianci
			Name:	Oscar C. Cristianci
			Title:	Chairman